Capital Research Brokerage Services, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	19,699
Prepaid expense		1,575
Total assets	$	21,274
Liabilities		
Total liabilities	$	-
Members' equity		
Members' equity		21,274
Total members' equity		21,274
Total liabilities and members' equity	$	21,274

The accompanying notes are an integral part of these financial statements.